SO 3-16-04

VF 3-4-04

04001795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

FEB 26 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vestax Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 Georgetown Road
(No. and Street)

Hudson	OH	44236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. Paul Stewart, Jr. (404)841-6890
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

600 Peachtree Street Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. Paul Stewart, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Vestax Securities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

KAREN K. BLAIR NOTARY EXPIRES GEORGIA JUNE 11, 2004 PUBLIC FULTON COUNTY

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

VESTAX Securities Corporation

For the year ended December 31, 2003 with Reports of Independent Auditors

VESTAX SECURITIES CORPORATION
Audited Financial Statements and Supplemental Information
For the year ended December 31, 2003
Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
VESTAX Securities Corporation

We have audited the accompanying statement of financial condition of VESTAX Securities Corporation (a wholly owned subsidiary of VESTAX Capital Corporation, which is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VESTAX Securities Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Atlanta, Georgia
February 16, 2004

VESTAX SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 2,978,151
Cash segregated for regulatory purposes	114,294
Commissions and concessions receivable	2,246,836
Accounts receivable, net of allowance of $80,000	350,667
Due from affiliates	942,865
Deferred income tax asset	336,421
Deferred compensation plans investment	519,057
Premises and equipment, net of accumulated depreciation of $1,135,810	28,028
Other assets	40,942
Total assets	$ 7,557,261
Liabilities and stockholder's equity	
Liabilities:	
Commissions and concessions payable	$ 2,525,449
Accounts payable and other accrued expenses	493,684
Due to affiliates, including $56,259 under tax allocation agreement	843,056
Deferred compensation plans accrued expenses	517,449
Other liabilities	9,894
Total liabilities	4,389,532
Stockholder's equity:	
Common stock, no par value (stated value $1 per share), 500 shares authorized, issued and outstanding	500
Additional paid-in capital	2,465,169
Retained earnings	702,060
Total stockholder's equity	3,167,729
Total liabilities and stockholder's equity	$ 7,557,261

The accompanying notes are an integral part of these financial statements.

VESTAX SECURITIES CORPORATION
Statement of Operations
Year ended December 31, 2003

Revenues:	
Commissions	$ 32,775,465
Other	1,810,942
Total revenues	34,586,407
Expenses:	
Commissions	28,958,038
Salaries and employee benefits	254,520
Management fees paid to affiliates	5,324,529
Other operating expenses	2,113,479
Total expenses	36,650,566
Loss before taxes	(2,064,159)
Income tax expense (benefit):	
Current	(860,496)
Deferred	173,996
Total income tax benefit	(686,500)
Net loss	$ (1,377,659)

The accompanying notes are an integral part of these financial statements.

VESTAX SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2003	$ 500	$ 2,465,169	$ 2,379,719	$ 4,845,388
Dividends paid	-	-	(300,000)	(300,000)
Net loss	-	-	(1,377,659)	(1,377,659)
Balance at December 31, 2003	$ 500	$ 2,465,169	$ 702,060	$ 3,167,729

The accompanying notes are an integral part of these financial statements.

VESTAX SECURITIES CORPORATION
Statement of Cash Flows
Year ended December 31, 2003

Operating activities	
Net loss	$ (1,377,659)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	80,503
Deferred income taxes	173,996
Changes in operating assets and liabilities:	
Cash segregated for regulatory purposes	(114,294)
Commissions and concessions receivable	(67,087)
Accounts receivable	(64,943)
Due from affiliates	106,804
Deferred compensation plans investment	(161,827)
Other assets	31,964
Commissions and concessions payable	170,920
Accounts payable and other accrued expenses	(668,263)
Due to affiliates	560,347
Deferred compensation plans accrued expenses	(342,878)
Other liabilities	(6,137)
Net cash used in operating activities	(1,678,554)
Financing activities	
Dividends paid to Parent	(300,000)
Net cash used in financing activities	(300,000)
Net decrease in cash and cash equivalents	(1,978,554)
Cash and cash equivalents at beginning of year	4,956,705
Cash and cash equivalents at end of year	$ 2,978,151
Supplemental disclosure of cash flow information	
Cash received during the year for:	
Income taxes	$ 868,812

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

VESTAX Securities Corporation (the "Company") is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of VESTAX Capital Corporation (the "Parent") and ultimately of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Cash of $64,294 at December 31, 2003 has been segregated in a special account for regulatory purposes and for the exclusive benefit of customers under SEC Rule 15c3-3(c)(7).

Cash of $50,000 at December 31, 2003 has been segregated in an escrow account at Pershing, LLC as part of a related clearing agreement.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation has been calculated using the straight-line method over the assets' estimated useful lives. The estimated service lives of property and equipment are principally as follows:

Buildings and improvements	3 - 40 years
Equipment	2 - 15 years
Computer software	2 - 7 years

Maintenance and repairs are charged to expense and improvements are capitalized.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Revenue Recognition

Commission revenue and expense are recognized on a trade-date basis, which is the date a trade is executed.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2003 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense (benefit) consists of the following for the year ended December 31, 2003:

Current:	
Federal	$ (914,221)
State	53,725
	(860,496)
Deferred:	
Federal	173,996
Total	$ (686,500)

Variations from the federal statutory rate are as follows for the year ended December 31, 2003:

Expected federal income tax benefit at statutory rate of 35%	$ (722,456)
State income tax expense, net of federal benefit	34,921
Other	1,035
Income tax benefit	$ (686,500)

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is primarily due to state income taxes and nondeductible expenses such as entertainment and meals.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2003. Significant components of the Company's deferred tax assets at December 31, 2003 are as follows:

Deferred tax assets:	
Depreciation	$ 19,860
Deferred compensation	137,829
Legal fees	147,000
Other	31,732
Total deferred tax asset	$ 336,421

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4. Related Party Transactions

ING Brokers Network, LLC ("ING BN") (an affiliated company), and ING AIH allocate a portion of their general administrative expenses to the Company based on volume, number of personnel, and activity. During the year ended December 31, 2003, the Company was charged $5,324,529 by ING BN and ING AIH.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

5. Employee and Registered Representative Benefits

401(k) and Pension Plans

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2003 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement. Plan expenses incurred by the Company included in the statement of operations were $14,368 for the year ended December 31, 2003.

Deferred Compensation Plans

The Company maintains through the ING BN and through ING AIH deferred compensation plans (the "Plans") for registered representatives and other eligible employees. Under the Plans, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Such amounts are charged to salaries and employee benefits by the Company. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest to participants based upon the actual rate of return of the underlying investment index choice. Such accruals are included in the Company's 2003 results of operations. The Plans are unfunded; therefore, benefits are paid from the general assets of the Company. However, for one of the Plans, the Company has made investments that mirror amounts and elections of the participants, of which $519,057 is included as an asset on the statement of financial condition and carried at market value. The total of net participant deferrals which is reflected as a liability on the statement of financial condition was $517,449 at December 31, 2003. The interest expense related to these Plans (net of the Company's investment results) was $184 for the year ended December 31, 2003.

6. Contingencies

The Company is party to a number of claims and lawsuits arising in the course of their normal business activities. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

In 2003, the Company recorded a charge of $141,895 related to the severance of certain employees, which is included in salaries and employee benefits in the statement of operations. There are no related accruals remaining in accounts payable and other accrued expenses at December 31, 2003.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital would exceed 10 to 1. At December 31, 2003, the Company had net capital of $1,130,755, which was $872,617 in excess of its required net capital of $258,138. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was 3.42 to 1.

8. Subsequent Events

On January 1, 2004, the Company merged with Multi-Financial Securities Corporation ("MFS"), an affiliated entity. The assets and liabilities of the Company were recorded by MFS, the surviving entity, at book value as of January 1, 2004. All outstanding shares of the company's stock were cancelled and returned. No gain or loss was recognized due to no cash, securities, shares of stock or other consideration being issued in exchange for the merger. The combination will be accounted for as a pooling of interests consistent with APB 16.

Supplemental Information

VESTAX SECURITIES CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003 **Schedule I**

Stockholder's equity	$ 3,167,729
Non-allowable assets	
Commissions and concessions receivable (aged)	295,654
Accounts receivable	350,667
Due from affiliate	942,865
Deferred income tax asset	336,421
Premises and equipment	28,028
Other assets	31,016
Total non-allowable assets	1,984,651
Other deductions	
Other	5,724
Net capital before haircuts	1,177,354
Haircuts on short term investments included in cash equivalents	46,599
Net capital	$ 1,130,755
Aggregate indebtedness (AI)	
Commissions and concessions payable	$ 2,525,449
Accounts payable and other accrued expenses	493,684
Due to affiliates	843,056
Other liabilities	9,894
Total aggregate indebtedness	$ 3,872,083
Minimum net capital requirement, 6 2/3% of AI	$ 258,138
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$ 872,617
Excess net capital at 1000%, as defined	$ 743,547
Ratio of aggregate indebtedness to net capital	3.42 to 1

VESTAX SECURITIES CORPORATION
Statement Pursuant to SEC Rule 17a-5(d)(4)
December 31, 2003 **Schedule II**

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2003.

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder and Board of Directors
VESTAX Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of VESTAX Securities Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Atlanta, Georgia
February 16, 2004